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04024769

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Snackie Jack's Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34724 FISCAL YEAR 11-30-03

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/4/04

82-34724

RECEIVED
2004 MAY -3 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
11-30-03

Financial Statements of

Snackie Jack's Ltd.

(Formerly: Curran Bay Resources Ltd.)

Year ended November 30, 2003

(Audited– See Notes to Financial Statements)

	Page

Wm. Andrew Campbell, C.A.
600 – 56 Temperance St.,
Toronto, Ontario
M5H 3V3

Tel.: (416) 363-6273
Fax: (416) 363-9982

Auditor's Report to the Shareholders'

I have audited the consolidated balance sheets of Snackie Jack's Ltd. (formerly Curran Bay Resources Ltd.). as at November 30, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were reported on by another auditor who expressed an opinion without reservation

(Signed) "Wm. Andrew Campbell, C.A."
Chartered Accountant
Toronto, Ontario
April 21, 2004

SNACKIE JACKS LTD.

(Formerly: Curran Bay Resources Ltd.)
Balance Sheets

	November30, 2003	November 30, 2002
Assets		
Current assets		
Cash	$ -	$ 6,861
Accounts receivable	14,787	1,641
Inventory	31,329	
	46,116	8,502
Loan receivable from related company (note 4)	38,698	-
Product development costs	375,000	-
Capital assets (note 3)	5,453	-
Goodwill (note 2)	7,425	-
Mining claims	-	1
	426,576	1
	$ 472,692	$ 8,503
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$ 16,134	$ -
Accounts payable and accrued liabilities	16,245	169,871
Advances from related party (note 4)	55,612	-
	87,991	169,871
Shareholders' equity		
Share capital (note 6)	786,874	1,648,713
Contributed surplus	-	35.960
(Deficit) (Page 4)	(402,173)	(1,846,041)
	384,701	(161,368)
	$ 472,692	$ 8,503

SNACKIE JACKS LTD.

(Formerly: Curran Bay Resources Ltd.)
Statements of Operations and Deficit
Year ended November 30, 2003 and 2002

		2003		2002
REVENUE				
Product sales	$	24,216	$	-
Operating costs		(50,985)		-
		(26,769)		-
OPEORATING EXPENSES				
Consulting fees		73,119		-
Professional fees		16,002		5,127
Occupancy costs		18,832		-
Depreciation		1,360		-
Travel and trade shows		43,096		-
Office, general and administration		39,174		3,260
		191,583		8,357
Net Income (loss) before the following items:		(218,352)		(8,387)
Gain on settlement of debts		133,337		10,343
		(85,015)		1,956
Oil & gas net operating income		6,542		8,577
Net Income (Loss) for the year		(78,473)		10,533
Deficit, Beginning of Period		(1,846,041)		(1,856,574)
		(1,924,514)		(1,846,041)
TRANSFER OF DEFICT TO SHARE CAPITAL ON REVERSE TAKEOVER (NOTE 4)		1,522,341		-
DEFICIT, END OF PERIOD	$	(402,173)	$	(1,846,041)
NET LOSS PER SHARE	$	(0.000)	$	(0.000)

SNAKIE JACK'S LTD.

(Formerly: Curran Bay Resources Ltd.)
Statements of Cash Flows
Year ended November 30, 2003 and 2002

	2003	2002
CASH PROVIDED BY (USED IN):		
Operating Activities		
Net Income (loss) for the period	$ (78,473)	$ 10,533
Add(deduct): item not affecting cash:		
Depreciation	1,360	-
	(77,113)	10,533
Changes in non-cash operating working capital balances	61,543	(18,212)
	(15,570)	(7,679)
Investing Activities		
Acquisition of capital assets	(6,813)	-
Goodwill acquired	(7,425)	-
	(7,425)	-
INCREASE (DECREASE) IN CASH	(22,995)	(7,679)
CASH, BEGINNING OF PERIOD	6,861	14,540
CASH, END OF PERIOD	$(16,134)	$6,861

SNACKIE JACK'S LTD.

(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
November 30, 2003 and 2002

1. Nature of business and business combination

Snackie Jacks Ltd. (the Company") formerly Curran Bay Resources Ltd. was formed following a reverse takeover of Curran Bay Resources Ltd. by Snackie Jack's Inc. The Company is in the business of developing a commercial market for the distribution and sale of its soy based food products in Canada and the United States.

With effect to May 23, 2003 these financial statements give effect to the following transactions:

i) The consolidation and issuance of one new common share and one new preference share for 19 old common shares and 19 old preference shares to the former shareholders of Curran Bay Resources Ltd...

ii) The issuance of 23,175,345 post consolidation common shares of Curran Bay Resources Ltd. In exchange for all the issued and outstanding shares of Snackie Jack's Inc. (being 23,175,345 common shares).

iii) The reduction of the contributed capital and share capital to the extent of its deficit at the time.

iv) A change in name to Snackie Jacks Ltd. from Curran Bay Resources Ltd. on May 23, 2003 under the laws of the Province of Ontario.

2. Business combination and basis of accounting

In accounting for the business combination the financial statements have been accounted for using the Purchase Method of accounting known as a "Reverse Takeover" as the exchange of shares leaves the former shareholders of Snackie Jacks Ltd. with the majority of the issued and outstanding shares of Snackie Jack's Ltd. (formerly Curran Bay Resources Ltd. Using this method of accounting Snackie Jack's Ltd. is deemed to be the purchaser and accordingly, its assets and liabilities at the Acquisition Date were brought forward at their book value.

In addition, the assets acquired from Curran Bay Resources Ltd. are being recorded at their fair market value which approximates its book value. The net assets acquired and consideration given on May 23, 2003 is as follows:

Liabilities assumed	$	7,446
Less: current assets		(21)
Goodwill		$ 7,425
Consideration given:		
114,000 common shares	$	7,424
105,263 preference shares		1
Total consideration		$ 7,425

SNACKIE JACKS. LTD.

(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
November 30, 2003 and 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary Curran Bay Resources Ltd. incorporated under the laws of the Province of Ontario.

Income taxes

The Company uses the liability method of accounting for income taxes. Future income tax related to the expected consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment.

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Financial instruments

Financial instruments are initially recorded at historic cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the asset is written down to its fair value. Unless otherwise indicated, the fair values of financial instruments approximate their recorded amounts. The fair value of cash, short-term investments, accounts receivable and current liabilities approximate their recorded amounts because of the short period of receipt or payment of cash.

Foreign currency translation

Current assets and current liabilities are translated from foreign currencies into Canadian dollars at exchange rates prevailing at the balance sheet date. Other assets and liabilities, income and expenses are translated at the average exchange rate in effect during the month the transactions take place.

Stock-based compensation

The Company has adopted section 3870 of the CICA Handbook from the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments with effect for the year ended October 31, 2002. This section requires the Company to provide for either presentation in the statement of operations or on a pro forma earnings basis. This section requires that fair market value based accounting be used to account for stock-based compensation costs rather than the actual option price paid by the beneficiary of the stock option granted. The Company is disclosing this information in the notes to the financial statements.

Capital assets

Capital assets are stated at cost. Depreciation is provided on its equipment using the declining balance basis at a rate of 20%.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic and diluted loss per share

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3500, the basic loss per share is calculated by dividing the loss applicable to common shares by the weighted average number of shares outstanding during the year, including contingently issuable shares that are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except that the weighted average number of shares outstanding is increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as-if converted method for convertible securities.

Inventory

Inventory is valued at the lower of cost, determined on a first-in, first-out basis and net realizable value.

Product development costs

Costs incurred to introduce the business of developing a commercial market for the distribution and sale of its soy based food products in Canada and the United States and to promote the initial sale of the soy based food products have been classified as product development costs. These charges are stated at cost and will be amortized on a straight line basis over a two year period commencing December 1, 2003.

Goodwill and other intangible assets

Goodwill and other intangible assets are recorded at cost. The Company has adopted the recently approved CICA Handbook Section 3062 "Goodwill and Other Intangible assets". Under this new standard, goodwill is not amortized but instead tested for impairment. Should there be a permanent decline in the value of goodwill and other assets will be written down to its estimated recoverable amount.

The Company regularly assesses the continuing value of other assets each year by considering current operating results, trends and prospects. At September 30, 2003, some of these assets have been written down to reflect management's view that their value has been impaired.

SNACKIE JACK'S LTD.
(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
November 30, 2003 and 2002

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are interest free and have no terms of repayment.

- The advances to related parties are interest free and have no terms of repayment.

5. Capital assets

	2003	2002
Equipment	$ 6,813	$ -
Less: accumulated depreciation	(1,360)	-
	$ 5,453	$ -

6. Share capital:

(a) Authorized:

Unlimited number of common shares
Unlimited number of non- participating, redeemable,
Voting preference shares

(b) Issued:

Preference Shares	Number of shares	Amount
Balance November 30, 2002 (prior to prior to reverse takeover)	2,000,000	$ 300,000
Transfer to common shares on reverse takeover	-	(300,000)
Consolidation pf shares on the basis of 19 old shares for 1 new share	(1,894,734)	-
Preference shares; August 31, 2003 (after reverse takeover)	105,266	-
Common Shares		
Issued: November 30, 2002 (prior to reverse takeover)	2,166,008	$ 1,648,713
Consolidation of shares on the basis of 19 old shares for 1 new share	(2,052,008)	-
	114,000	1,648,713
Issued to shareholders of Snackie Jack's Inc.	23,175,345	324,542
Transfer from preference shares	-	300,000
Transfer of deficit of Curran Bay to share capital (on reverse takeover)"	-	(1,522,341)
Transfer of contributed surplus to share capital (on reverse takeover)	-	35,960
Common shares; August 31, 2003 (after reverse takeover)	23,289,345	786,874
Total Share Capital		$ 786,874

(c)Incentive stock option plan and other options:
Under the Company's stock option plan the Board of Directors may, at its discretion grant options to purchase common shares to directors, officers, employees and consultants of the Company or its affiliates. Options have a maximum term of five years. Options granted under the plan have an exercise price equal to or higher than the fair market value share price on the date of grant. The maximum number of shares which may be issued under the plan shall not exceed 10% of the number of issued shares. No options have been granted to the date of the auditor's report.

7. Future Income taxes:

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 38.6% (2002-38.6%) to the net loss for the year. The reason for the difference is as follows:

	2003	2002
Income tax recovery based on statutory rate	$ (30,200)	$ 4,000
Unrecorded tax benefit of losses	30,200	(4,000)
	$ -	$ -

At December 31, 2003, the Company had non-capital losses carried forward of approximately $ 101,000 which have not been recognized in these financial statements. The non-capital losses may be utilized to reduce future years' taxable income and expire as follows:

2009	29,000
2010	72,000
	$ 101,000

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.